LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

May 13, 2010

VIA EDGAR

Jeffrey Gordon
Staff Accountant
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Form 8-K Item 4.01 May 11, 2010
File #0-52235

Dear Mr. Gordon,

LianDi Clean Technology Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Current Report on Form 8-K/A (the “Form 8-K/A”) amending the Current Report on Form 8-K that was originally filed on May 11, 2010 (the “Form 8-K”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Form 8-K/A, in a clean and marked version to show changes from the Form 8-K.

Based upon the Staff’s review of the Form 8-K, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated May 12, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s reports. As such, please amend your Form 8-K to comply with Item 304(a)(1)(ii) of Regulation S-K.

In accordance with the Staff’s request, we have revised the disclosure in the Form 8-K/A accordingly.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

In accordance with the Staff’s request, we have filed an updated Exhibit 16 letter with the Form 8-K/A.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

LIANDI CLEAN TECHNOLOGY INC.

/s/ Jianzhong Zuo
Jianzhong Zuo, Chief Executive Officer

cc: Mitchell S. Nussbaum